April 7, 2006

Mail Stop 4561

Richard J. McCready
Executive Vice President and General Counsel
NorthStar Realty Finance Corp.
527 Madison Avenue, 16th Floor
New York, NY 10022

      Re:	NorthStar Realty Finance Corp.
Form S-3
File No. 333-132890
March 31, 2006

Dear Mr. McCready:

      We have revised our prior comment letter dated April 6, 2006 to include additional information related to the written acknowledgment described below.
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. We note that you have incorporated your annual report on Form
10-K
for the fiscal year ended December 31, 2005 (File No. 001-32330). We further note that you have not yet filed the information required by
Part III of Form 10-K. Please be advised that we may not take this registration statement effective until this information is on file.

2. Please note that "mixed" primary and secondary offerings must allocate, pre-effectively, the amount of stock to be registered on behalf of selling security holders.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc: 	William F. Farrar (via facsimile, 212-558-1600)
Richard J. McCready
NorthStar Realty Finance Corp.
April 7, 2006
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